SHIN CORPORATION

May 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 060/2005**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2005

  Date: May 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

[signature]

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

5/31

Summary Translation Letter
To the Stock Exchange of Thailand
May 13, 2005

SH 060/2005

May 13, 2005

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2005 regarding to support the recapitalization plan of a subsidiary.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 4/2005 held on May 13, 2005 at 2.00 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2005 held on March 26, 2005.

2. Approved the balance sheet, the income statements and the cash flow statements for Q1/2005 ended March 31, 2005.

3. Approved to support the recapitalization plan of Shin Satellite Public Company Limited (SATTEL), a subsidiary of the Company. SATTEL will receive approval by lenders to the IPSTAR Project within May 15, 2005, to extend the repayment period of loans to the Project for another one year, to allow sufficient time for IPSTAR satellite services to be underway before repayments commence. Such extension will have a positive impact on the operations and cash flow of the IPSTAR Project. This has reflected the confidence of all lenders in the IPSTAR Project. In addition, SATTEL is in the process of raising capital to strengthen its financial position in accordance with the approval of its shareholders as notified to all investors on April 22, 2004.

To provide comfort to lenders and investors regarding the strengthening of SATTEL capital structure, the Board of Directors resolved to support SATTEL's recapitalization process. If the process turns out not to be on schedule, the Company, as a major shareholder of SATTEL, will support SATTEL with up to US$60 million. The Company strongly believes that SATTEL can successfully execute the public offering of new shares; therefore, this support will not significantly impact the financial position of the Company.

SHIN CORPORATION

May 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 061/2005**

  Subject: Submission of reviewed financial statement of the first quarter of 2005

  Date: May 13, 2005

- **Stock Exchange of Thailand Filing, SH 063/2005**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 2/2005

  Date: May 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

Summary Translation Letter
To the Stock Exchange of Thailand
May 13, 2005

SH 061/2005

May 13, 2005

Subject: Submission of reviewed financial statements of the first quarter of 2005

To: The President
The Stock Exchange of Thailand

Enclosure: 1. A copy of the financial statements and auditor's report of the first quarter of 2005.
2. Report on summarizing operating results of the Company (Form F45-3)
3. Management Discussion and Analysis of the first quarter of 2005.

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 4/2005, held on May 13, 2005, at 2.00 p.m. approved the balance sheets, statements of income, and cash flow statements of the first quarter of 2005 ended of March 31, 2005. The Company would like to submit the financial statements of the first quarter of 2005.

Summary Translation Letter
To the Stock Exchange of Thailand
May 13, 2005

SH 063/2005

May 13, 2005

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 2/2005

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.2/2005 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.2/2005
   Date: May 24 - 30, 2005
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: May 31, 2005
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
   1) For Natural Persons - Certified true copy of the identification card or passport.
   2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
   3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

5. Contact Place
Shin Corporation Public Company Limited
Group Compliance Department, 13th floor Shinawatra Tower I
414 Phahon Yothin Road, Samsen Nai,
Phayathai, Bangkok 10400
Tel. 02-299-5226, 02-299-5221

The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 March 2005

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2005 and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2005 and 2004 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 18 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
13 May 2005

Shin Corporation Public Company Limited
Balance Sheets
As at 31 March 2005 and 31 December 2004

		Consolidated		Company	
		31 March 2005	31 December 2004	31 March 2005	31 December 2004
		Unaudited	Audited	Unaudited	Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,277,895	3,563,016	2,689,825	1,852,172
Current investments	13	490,470	485,343	279,147	275,199
Trade accounts and notes receivable, net	5	2,043,006	1,931,201	21,351	15,339
Current portion of loan and accrued interest receivable, net		1,377,702	590,292	-	-
Amounts due from and advances to related parties	12	3,351,905	10,859	3,286,552	265
Inventories, net		458,746	363,213	-	-
Current portion of accounts receivable-forward contract, net		2,483	557	-	-
Other current assets		599,787	592,205	20,605	42,585
Total current assets		12,601,994	7,536,686	6,297,480	2,185,560
Non-current assets					
Loan and accrued interest receivable, net		662,678	455,950	-	-
Investments in subsidiaries, associates and joint ventures	6	29,120,027	30,141,262	36,536,135	37,389,405
Other investments		26,250	26,250	26,250	26,250
Loans to other company		27,650	29,174	-	-
Property and equipment, net	7	20,562,306	20,019,468	44,722	48,602
Other assets					
Property and equipment under concession agreements, net	7	5,902,160	6,098,021	-	-
Goodwill, net	7	1,378,700	1,404,376	-	-
Intangible assets, net	7	370,024	356,721	25,642	28,330
Other assets		306,967	295,743	6,314	6,631
Total non-current assets		58,356,762	58,826,965	36,639,063	37,499,218
Total assets		70,958,756	66,363,651	42,936,543	39,684,778

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 March 2005 and 31 December 2004

	Notes	Consolidated 31 March 2005 Unaudited Baht'000	Consolidated 31 December 2004 Audited Baht'000	Company 31 March 2005 Unaudited Baht'000	Company 31 December 2004 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	8	3,197,615	2,112,100	-	-
Trade accounts and notes payable		1,005,290	1,182,802	4,591	1,605
Amounts due to and loans from related parties	12	7,578	6,434	1,195	660
Current portion of long-term borrowings	8	2,374,138	2,227,293	851	1,130
Current portion of forward contracts payable, net		508,423	563,674	-	-
Accrued concession fees		1,023,614	1,024,642	-	-
Dividend payable	4	3,234,607	-	3,234,607	-
Other current liabilities		1,580,482	1,413,882	28,268	60,218
Total current liabilities		12,931,747	8,530,827	3,269,512	63,613
Non-current liabilities					
Long-term borrowings, net	8	12,781,702	12,790,386	1,043	1,601
Long-term debentures, net	8	2,681,963	2,680,087	2,681,963	2,680,087
Other liabilities		557,015	520,960	445,124	404,033
Total non-current liabilities		16,020,680	15,991,433	3,128,130	3,085,721
Total liabilities		28,952,427	24,522,260	6,397,642	3,149,334
Shareholders' equity					
Share capital	9				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,995,006	2,953,632	2,995,006	2,953,632
Warrants		484,619	607,929	484,619	607,929
Premium on share capital		6,033,809	5,109,279	6,033,809	5,109,279
Unrealised gain on dilution of investments		3,617,094	3,619,812	3,617,094	3,619,812
Unrealised loss from revaluation of investment		(22,764)	(26,802)	(22,764)	(26,802)
Advance receipt for share subscription		1,219	-	1,219	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		23,025,817	23,867,926	23,025,817	23,867,926
Cumulative foreign currency translation adjustment		(95,899)	(96,332)	(95,899)	(96,332)
Total parent's shareholders' equity		36,538,901	36,535,444	36,538,901	36,535,444
Minority interests		5,467,428	5,305,947	-	-
Total shareholders' equity		42,006,329	41,841,391	36,538,901	36,535,444
Total liabilities and shareholders' equity		70,958,756	66,363,651	42,936,543	39,684,778

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 31 March 2005 and 2004

		Consolidated		Company	
		31 March 2005	31 March 2004 Restated	31 March 2005	31 March 2004 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	12				
Revenues from sales and services		2,861,240	2,788,378	70,507	76,155
Other income	10	59,122	46,364	13,730	7,257
Share of net results from investments - equity method	6	2,318,704	2,162,733	2,434,666	2,130,349
Total revenues		5,239,066	4,997,475	2,518,903	2,213,761
Expenses	12				
Cost of sales and services		1,777,890	1,755,301	38,555	27,435
Concession fee		160,271	189,523	-	-
Selling and administrative expenses		572,890	668,973	42,264	42,724
Directors' remuneration		4,817	3,568	2,582	1,989
Total expenses		2,515,868	2,617,365	83,401	72,148
Profit before interest and tax		2,723,198	2,380,110	2,435,502	2,141,613
Interest expense		(99,776)	(87,770)	(43,004)	(43,956)
Income tax		(60,946)	(64,150)	-	-
Profit before minority interests		2,562,476	2,228,190	2,392,498	2,097,657
Share of net result from subsidiaries to minority interests		(169,978)	(130,533)	-	-
Net profit for the period		2,392,498	2,097,657	2,392,498	2,097,657
Basic earnings per share (Baht)	3				
Net profit for the period		0.81	0.71	0.81	0.71
Diluted earnings per share (Baht)	3				
Net profit for the period		0.78	0.69	0.78	0.69

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the three-month periods ended 31 March 2005 and 2004

	Consolidated (Baht'000)										
	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain on dilution from investments (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003											
As previously reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	5,013,217	37,703,642
Prior period adjustment (Note 1)	-	-	-	3,317,162	-	-	-	(3,317,162)	-	-	-
As restated	2,939,047	607,941	4,871,898	3,317,162	(18,615)	25,272	500,000	20,534,743	(87,023)	5,013,217	37,703,642
Increase share capital	8,722	-	146,524	-	-	-	-	-	-	-	155,246
Unrealised gain on dilution from investments	-	-	-	52,106	-	-	-	-	-	-	52,106
Unrealised loss from revaluation of investment	-	-	-	-	(2,455)	-	-	-	-	-	(2,455)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272)	-	-	-	-	(25,272)
Net profit for the period	-	-	-	-	-	-	-	2,097,657	-	-	2,097,657
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(6,456)	-	(6,456)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	130,811	130,811
As at 31 March 2004	2,947,769	607,941	5,018,422	3,369,268	(21,070)	-	500,000	22,632,400	(93,479)	5,144,028	40,105,279
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Increase share capital	41,374	(123,310)	924,530	-	-	-	-	-	-	-	842,594
Unrealised gain on dilution from investments	-	-	-	(2,718)	-	-	-	-	-	-	(2,718)
Unrealised loss from revaluation of investment	-	-	-	-	4,038	-	-	-	-	-	4,038
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,219	-	-	-	-	1,219
Net profit for the period	-	-	-	-	-	-	-	2,392,498	-	-	2,392,498
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,607)	-	-	(3,234,607)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	433	-	433
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	161,481	161,481
As at 31 March 2005	2,995,006	484,619	6,033,809	3,617,094	(22,764)	1,219	500,000	23,025,817	(95,899)	5,467,428	42,006,329

The accompanying notes on pages 9 to 30 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (continued)

For the three-month periods ended 31 March 2005 and 2004

	Company (Baht'000)									
	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain on dilution from investments (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003											
As previously reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	-	32,690,425
Prior period adjustment (Note 1)	-	-	-	3,317,162	-	-	-	(3,317,162)	-	-	-
As restated	2,939,047	607,941	4,871,898	3,317,162	(18,615)	25,272	500,000	20,534,743	(87,023)	-	32,690,425
Increase share capital	8,722	-	146,524	-	-	-	-	-	-	-	155,246
Unrealised gain on dilution from investments	-	-	-	52,106	-	-	-	-	-	-	52,106
Unrealised loss from revaluation of investment	-	-	-	-	(2,455)	-	-	-	-	-	(2,455)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272)	-	-	-	-	(25,272)
Net profit for the period	-	-	-	-	-	-	-	2,097,657	-	-	2,097,657
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(6,456)	-	(6,456)
As at 31 March 2004	2,947,769	607,941	5,018,422	3,369,268	(21,070)	-	500,000	22,632,400	(93,479)	-	34,961,251
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Increase share capital	41,374	(123,310)	924,530	-	-	-	-	-	-	-	842,594
Unrealised gain on dilution from investments	-	-	-	(2,718)	-	-	-	-	-	-	(2,718)
Unrealised loss from revaluation of investment	-	-	-	-	4,038	-	-	-	-	-	4,038
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,219	-	-	-	-	1,219
Net profit for the period	-	-	-	-	-	-	-	2,392,498	-	-	2,392,498
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,607)	-	-	(3,234,607)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	433	-	433
As at 31 March 2005	2,995,006	484,619	6,033,809	3,617,094	(22,764)	1,219	500,000	23,025,817	(95,899)	-	36,538,901

The accompanying notes on pages 9 to 30 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the three-month periods ended 31 March 2005 and 2004

		Consolidated		Company	
		31 March 2005	31 March 2004 Restated	31 March 2005	31 March 2004 Restated
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	11	(494,587)	707,482	(2,988)	(55,738)
Cash flows from investing activities					
Acquisition of subsidiaries and associates, net of cash acquired		-	(175,538)	-	-
Purchases of property and equipment		(688,537)	(508,485)	(1,662)	(11,263)
Investments in intangible assets		(23,776)	(4,513)	(224)	-
Investments in property and equipment under concession agreements		(34,793)	(22,837)	-	-
Increase in current investments		(807)	(5)	-	-
Decrease/ (increase) in loans and advances to related parties		1,524	-	(636)	735
Disposals of joint venture, net of cash disposed		-	-	-	306,000
Proceeds from disposal of equipment		1,449	1,791	187	1,686
Net cash flows from/ (used in) investing activities		(744,940)	(709,587)	(2,335)	297,158
Cash flows from financing activities					
Receipts from short-term loans		1,727,000	1,290,000	-	-
Receipts from long-term loans		373,569	72,064	-	-
Receipts from share capital issued by subsidiaries		4,665	10,186	-	-
Receipts from share capital increase		842,595	129,974	842,595	129,974
Receipts from advance receipt for share subscription		1,757	-	1,219	-
Repayments of short-term loans		(642,000)	(886,102)	-	-
Repayments of long-term loans		(316,477)	(100,166)	(838)	(264)
Repayment of share capital to subsidiary's minority		(20,812)	-	-	-
Net cash flows from financing activities		1,970,297	515,956	842,976	129,710
Net increase in cash and cash equivalents		730,770	513,851	837,653	371,130
Cash and cash equivalents, opening balance		3,563,016	3,579,242	1,852,172	1,401,310
Effects of exchange rate changes		(15,891)	-	-	-
Cash and cash equivalents, closing balance		4,277,895	4,093,093	2,689,825	1,772,440

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited) (continued)
For the three-month periods ended 31 March 2005 and 2004

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the three-month periods ended 31 March are as follows:

	Consolidated		Company	
	2005	2004 Restated	2005	2004 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	82.76	45.44	0.04	4.57
Income tax paid	38.94	78.00	-	2.73
Non-cash transactions				
Purchase of property and equipment and intangible assets by liabilities	57.92	456.37	0.10	0.65
Property and equipment under finance leases	-	0.65	-	0.64
Purchase of programming rights and production costs by liabilities	2.82	-	-	-
Purchase of investment by liabilities	1.65	-	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 General information

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547 and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535. The notes to the interim financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

In April 2004, the Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment of investments in subsidiaries and associates following a letter issued by the Institute of Certified Accountant and Auditors of Thailand dated 23 April 2004. This is related to the recognition in the shareholders' equity of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity has increased from a sale of its shares to the public at a price higher than the carrying amount as premium on share capital. Thus, the Company has retroactively applied this treatment to the interim financial statements for the year ended 31 March 2004. The change resulted in a decrease in the consolidated net profit and the company net profit for the three-month period ended 31 March 2004 of Baht 52.11 million. As at 1 January 2004, the unrealised gain on dilution from investment increased while the brought forward retained earnings decreased by Baht 3,317.16 million.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the annual financial statements, for the period ended 31 December 2004.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2. Segment information

Financial information by business segments:

For the three-month period ended 31 March 2005 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	776.62	459.93	35.41	35.26	1,144.91	271.64	138.17	70.51	(71.21)	2,861.24
Share of net results from investments - equity method	-	2,305.50	5.70	-	7.51	-	-	-	-	2,318.71
Total revenues	776.62	2,765.43	41.11	35.26	1,152.42	271.64	138.17	70.51	(71.21)	5,179.95
Segment result	84.46	2,460.44	(14.64)	6.00	179.38	(10.29)	(30.15)	(12.70)	2.05	2,664.55
Operating profit										2,664.55

For the three-month period ended 31 March 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	751.98	340.30	381.50	35.91	1,203.70	63.30	-	76.16	(64.47)	2,788.38
Share of net results from investments - equity method	-	2,162.62	0.11	-	-	-	-	-	-	2,162.73
Total revenues	751.98	2,502.92	381.61	35.91	1,203.70	63.30	-	76.16	(64.47)	4,951.11
Segment result	108.29	2,273.56	35.49	3.43	(62.23)	(23.19)	(6.59)	4.01	0.97	2,333.74
Operating profit										2,333.74

3 Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the period ended 31 March 2005.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month periods ended 31 March (Consolidated and Company)

	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004 Restated	2005	2004	2005	2004 Restated
Basic earnings per share	2,392,498	2,097,657	2,967,151	2,944,767	0.81	0.71
The effect of dilutive potential shares	-	-	105,796	111,252	(0.03)	(0.02)
Diluted earnings per share	2,392,498	2,097,657	3,072,947	3,056,019	0.78	0.69

SHIN

4 Dividends

At the Annual Ordinary Shareholders' Meeting on 31 March 2005, the shareholders approved the declaration of the annual dividend for the year 2004 at Baht 2.00 per share, totalling Baht 5,948.63 million. Accordingly, the interim dividend for the first six-month period of 2004 at Baht 0.92 per share was paid to the shareholders. The outstanding dividend payable as at 31 March 2005 at Baht 1.08 per share, totalling Baht 3,234.61 million was paid in April 2005.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable				
- Third parties	1,662.58	1,600.90	0.91	0.91
- Related parties (Note 12 c)	566.05	478.07	17.68	11.39
Accrued income				
- Third parties	269.22	265.51	-	-
- Related parties (Note 12 c)	12.27	14.32	3.67	3.95
Total trade accounts and notes receivable	2,510.12	2,358.80	22.26	16.25
Less Allowance for doubtful accounts	(467.11)	(427.60)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,043.01	1,931.20	21.35	15.34

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Current - 3 months	726.61	680.50	-	-
Overdue 3 - 6 months	174.70	203.33	-	-
Overdue 6 - 12 months	182.85	178.48	-	-
Overdue over 12 months	578.42	538.59	0.91	0.91
Total	1,662.58	1,600.90	0.91	0.91
Less Allowance for doubtful accounts - third parties	(466.64)	(426.96)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,195.94	1,173.94	-	-

6 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2005 and 31 December 2004 comprise:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Investments in subsidiaries	-	-	7,367.25	7,197.49
Investments in associates	29,120.03	30,141.26	28,686.65	29,661.85
Investments in joint ventures	-	-	482.24	530.06
Total investments in subsidiaries,				

6 Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2005 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value	30,141.26	37,389.40
Share of net results from investments	2,318.71	2,434.67
Dividends received from subsidiaries and associates	(3,348.17)	(3,285.65)
Unrealised gain (loss) on dilution from investments in subsidiaries and associates	8.23	(2.71)
Foreign currency translation adjustment	-	0.43
Closing net book value	29,120.03	36,536.14

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited	Providing television transponder and Internet services via satellite	Thailand	Baht
Joint ventures			
Thai AirAsia Company Limited and its subsidiary	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited and its subsidiaries	Consumer finance provider	Thailand	Baht

6 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 March 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,946.15	42.89	8,807.46	19,851.59	28,659.05	3,285.65
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,208.12)	460.98	62.52
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	18,613.47	29,120.03	3,348.17

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 **Investments in subsidiaries, associates and joint ventures (continued)**

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 March 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,387.31	51.38	3,612.98	1,116.25	4,729.23	-
ITV Public Company Limited	6,024.21	53.00	3,297.26	(1,088.17)	2,209.09	-
AD Venture Company Limited	550.00	90.91	500.00	(406.28)	93.72	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	66.05	76.05	-
SC Matchbox Company Limited	9.00	99.96	71.97	211.74	283.71	-
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(124.96)	7,367.25	-
Associate						
Advanced Info Service Public Company Limited	2,946.15	42.89	8,807.46	19,879.19	28,686.65	3,285.65
Total investment in an associate			8,807.46	19,879.19	28,686.65	3,285.65
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(138.32)	62.91	-
Capital OK Company Limited	1,000.00	60.00	600.00	(180.67)	419.33	-
Total investments in joint ventures			801.23	(318.99)	482.24	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the period ended 31 March 2005 were as follows:

Shin Satellite Public Company Limited ("SATTEL")

The increase in issued and paid-up capital

The issued and paid-up capital of SATTEL increased from Baht 4,384.41 million to Baht 4,387.31 million in order to support the exercise of 0.29 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.40% to 51.38%. The loss on dilution amounting to Baht 10.75 million has been recognised under shareholders' equity in the balance sheet.

At the Shareholders' Annual General Meeting on 31 March 2005 of SATTEL a resolution to approve a decrease of SATTEL's registered share capital by way of cancellation of 208 million registered shares that have not been issued and paid-up, from the total registered share capital of 1,113.69 million shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of SATTEL will be 905.69 million shares. The shareholders have also passed a resolution to approve the increase of SATTEL's registered share capital from 905.69 million shares, at a par value of Baht 5 each to 1,121.26 million shares, at a par value of Baht 5 each, by issuing 215.57 million additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208 million shares. The remaining 7.56 million ordinary shares are to support warrants to be issued to its directors and employees under ESOP (Grant IV). SATTEL registered the decrease and the increase of its registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

Establishment of a subsidiary in Brazil

At the Board of Directors' Meeting of SATTEL on 25 January 2005, a resolution was passed to approve the extrablishment by iPSTAR Company Limited of iPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 0.1 million shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited. As at 31 March 2005, iPSTAR DO BRASIL's capital had not been paid-up and the Company had not yet commenced its business operations.

Liquidation of SATTEL's subsidiary

At the Extraordinary Shareholders' Meeting of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totalling Baht 103.83 million to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation. On 31 March 2005, CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

Approval of warrants allocation of SATTEL's associate under ESOP

At the Annual Ordinary Shareholders' Meeting of CSL on 30 March 2005, the shareholders passed a resolution to approve the increase of CSL's registered share capital from Baht 625 million to Baht 633.56 million in order to support the allocation of 8.56 million units of warrants by CSL's directors and employees (ESOP). After increasing in its share capital, SATTEL's investment in CSL was diluted from 40.02% to 39.48%. However, CSL is currently in the process of obtaining approval from the Securities and Exchange Commission and registration with the Ministry of Commerce.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

6 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the period ended 31 March 2005 were as follows (continued):

ITV Public Company Limited ("ITV")

The issued and paid up capital of ITV increased from Baht 6,023.71 million to Baht 6,024.21 million following the exercise of 0.10 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.01% to 53.00%. The gain on dilution amounting to Baht 0.28 million has been recognised as shareholders' equity in the balance sheet.

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,945.18 million to Baht 2,946.15 million in order to support the exercise of 0.95 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.91% to 42.89%. The gain on dilution amounting to Baht 8.24 million has been recognised under shareholders' equity in the balance sheet.

Declaration of dividends payment of associates and joint venture

During the first quarter of 2005, the Company's associates and joint venture paid the dividends as follows:

Company	Dividend ratio (Baht per share)	1st half interim dividend paid (Baht per share)	Balance (Baht per share)
ADVANC (an associate)	4.75	2.15	2.60
CSL (an associate)	0.40	0.15	0.25

The Shareholder's Meeting of LTC (a joint venture) approved to the payment of the annual dividend at the amount of USD 5.0 million.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Property and equipment, net

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the three-month period ended 31 March 2005				
Opening net book value	20,019.47	6,098.02	1,404.37	356.72
Additions	691.43	34.79	-	24.93
Disposals, net	(3.17)	-	-	-
Transfer, net	24.86	-	-	-
Write-offs, net	(4.01)	-	-	-
Depreciation/amortisation charge	(167.75)	(230.65)	(25.67)	(11.86)
Foreign currency translation adjustment	1.48	-	-	0.23
Closing net book value	20,562.31	5,902.16	1,378.70	370.02
As at 31 March 2005				
Cost	22,973.23	14,192.41	1,800.53	946.75
Less Accumulated depreciation/ amortisation	(2,392.85)	(8,290.25)	(421.83)	(576.73)
Less Allowance for impairment	(18.07)	-	-	-
Net book value	20,562.31	5,902.16	1,378.70	370.02

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transactions during the three-month period ended 31 March 2005		
Opening net book value	48.60	28.33
Additions	1.20	0.22
Disposals, net	(0.50)	-
Depreciation/amortisation charge	(4.58)	(2.91)
Closing net book value	44.72	25.64
As at 31 March 2005		
Cost	485.22	70.01
Less Accumulated depreciation/amortisation	(440.50)	(44.37)
Net book value	44.72	25.64

As at 31 March 2005, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,310 million (as at 31 December 2004: Baht 2,016 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Property and equipment, net (continued)

As at 31 March 2005, property and equipment included a project in progress of Baht 15,840 million (31 December 2004: Baht 15,313 million) relating to the iPSTAR project. The construction of the satellite has been completed and accepted the final test on the ground. The satellite manufacturer is storing the satellite and waiting for instructions to deliver the satellite to the launch site. Once the launcher is ready to launch the satellite, SATTEL will inform the satellite manufacturer to deliver the satellite to the site for the launch in orbit. According to the concession agreement made with the Ministry of Information Communication and Technology ("MICT"), SATTEL must transfer its ownership of the iPSTAR-1 satellite to MICT on the date of completion of construction and installation.

The assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 127 million (for the three-month period ended 31 March 2004: Baht 81 million), arising from the financing specifically entered into for assets under construction, were capitalised during the first quarter of 2005.

Capital expenditure commitments

The Group's capital expenditure contracted as at 31 March 2005 and 31 December 2004 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	31 March 2005 Million	31 December 2004 Million
Related to iPSTAR project	USD	93.42	50.13
	Norwegian Kroner	4.18	4.56
	Australian Dollar	0.22	0.25
Related to GSM 1800 Network	USD	15.55	18.46

8 Borrowings

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Current	5,571.75	4,339.39	0.85	1.13
Non-current	15,463.67	15,470.48	2,683.01	2,681.69
Total borrowings	21,035.42	19,809.87	2,683.86	2,682.82

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2005		
Opening balance	19,809.87	2,682.82
Additions	2,163.43	-
Repayments	(958.47)	(0.83)
Amortisation of discount/deferred debt issuance costs	1.87	1.87
Foreign currency translation adjustment	18.72	-
Closing balance	21,035.42	2,683.86

With respect to the debentures of May 2002, the Company must comply with the conditions in the debenture agreement in terms of maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

9 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the three-month period ended 31 March 2005				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	41.37	41.37	924.53	965.90
Closing balance	5,000.00	2,995.00	2,995.00	6,033.81	9,028.81

During the three-month period ended 31 March 2005, the Company registered issued and paid-up share capital in respect of 0.80 million units of warrants issued to directors and employees (ESOP) for 0.80 million ordinary shares, and 40.57 million units of warrants issued to the public (Shin-W1) for 40.57 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,995.00 million and share premium increased from Baht 5,109.28 million to Baht 6,033.81 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the three-month period ended 31 March 2005 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	10,340.00	(400.00)	-	9,940.00
- Employees	3,823.50	(240.10)	-	3,583.40
Total	14,163.50	(640.10)	-	13,523.40
ESOP - Grant II				
- Directors	11,002.50	(155.40)	-	10,847.10
- Employees	5,309.00	(647.90)	-	4,661.10
Total	16,311.50	(803.30)	-	15,508.20
ESOP - Grant III				
- Directors	9,290.60	-	-	9,290.60
- Employees	4,369.60	-	-	4,369.60
Total	13,660.20	-	-	13,660.20
SHIN - W1	199,995.94	(40,566.50)	-	159,429.44
Total	244,131.14	(42,009.90)	-	202,121.24

8.8

9 Share capital, premium and warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered three grants of warrants to directors and employees, which are in registered form and are non-transferable. The warrants have no offered price and their terms do not exceed 5 years. The exercise ratio and price are detailed below:

	Issued date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.567	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.491	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.933	31 May 2005	30 May 2009

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issue date.

At the Board of Directors' Meeting on 18 February 2005, the Board approved the declaration of an interim dividend for the second half of 2004, for which the amount paid was greater than 50% of net profit after tax. Consequently, this affected the exercise ratios and exercise prices. Therefore, the Company changed the exercise ratios and exercise prices of warrants for Grants I, II and III as detailed below. The new exercise prices and exercise ratios were effective from 8 March 2005 onwards.

	Exercise Ratio (Unit/ share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1.0054	1 : 1.01327	17.704	17.567
ESOP - Grant II	1 : 1.0054	1 : 1.01327	13.597	13.491
ESOP - Grant III	1 : 1.0054	1 : 1.01327	36.214	35.933

At the Annual Shareholders' Meeting on 31 March 2005, the shareholders approved the issue and offering Grant IV of warrants to directors and employees totalling 16 million units at the exercise price of Baht 41.76 per unit which are in registered form and are non-transferable. The terms of the warrants do not exceed 5 years, and the warrants are now in the process of being approved issue and the offering new securities to directors and employees by the Securities and Exchange Commission of Thailand.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

10 Other income

Other income for the three-month periods ended 31 March comprised:

	Consolidated		Company	
	2005	2004 Restated	2005	2004 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	16.77	10.02	12.03	5.96
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	36.60	-	-	-
Gain on exchange rates	2.53	21.35	-	0.05
Others	3.22	14.99	1.70	1.25
Total other income	59.12	46.36	13.73	7.26

11 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March are as follows:

		Consolidated		Company	
		2005	2004 Restated	2005	2004 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities					
Net profit for the year		2,392,498	2,097,657	2,392,498	2,097,657
Adjustment for:					
Depreciation charges	7	167,756	170,513	4,582	4,808
Amortisation charges	7	268,186	321,808	2,912	2,465
Share of net result of investments in subsidiaries, joint ventures and associates	6	(2,318,704)	(2,162,733)	(2,434,666)	(2,130,349)
Unrealised gain on exchange rate		(57,932)	(19,338)	-	(6)
Realised (gain)/loss on exchange rate		34,468	(918)	-	(45)
Allowance for doubtful accounts		90,197	(31,170)	-	-
Share of net result of subsidiaries to minority interests		169,979	130,533	-	-
Others		(22,625)	13,718	2,280	990
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(144,190)	(34,913)	(6,012)	10,449
- loan and accrued interest receivable		(1,044,820)	-	-	-
- inventories		(69,894)	(30,346)	-	-
- other current assets		(7,669)	43,567	21,980	(14,365)
- other assets		(11,224)	(196,603)	317	80
- trade accounts and notes payable		46,441	96,023	3,424	556
- accrued concession		(1,028)	133,083	-	-
- other current liabilities		(22,082)	150,172	(31,394)	(67,360)
- accrued long-term interest		41,091	39,382	41,091	39,382
- other liabilities		(5,035)	(12,953)	-	-
Net cash flows from/(used in) operating activities		(494,587)	707,482	(2,988)	(55,738)

12 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 31 March as follows:

a) Sales of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	21.14	19.09
Disposal of investment in a joint venture	-	-	-	306.00
Associates				
Consulting and management services	50.87	56.70	50.30	56.70
Computer services income	22.92	34.28	-	-
Advertising income	127.66	184.87	-	-
(Gross 2005: Baht 444.23 million 2004: Baht 674.00 million)				
Rental income	20.15	18.54	-	-
Dividend income	-	-	3,285.65	-
	221.60	294.39	3,335.95	56.70
Joint ventures				
Consulting and management services	0.14	0.10	0.32	0.27
Computer services income	0.36	0.86	-	-
Advertising income	11.35	0.42	-	-
Rental income	-	1.64	-	-
	11.85	3.02	0.32	0.27
Related parties				
Computer services income and others	4.76	1.84	0.11	0.09

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	0.80	1.08
Advertising expenses and others	-	-	0.22	11.63
	-	-	1.02	12.71
Associates				
Rental and other expenses	11.80	24.67	0.64	0.11
Joint ventures				
Advertising and other expenses	0.35	0.01	0.40	-
Related parties				
Rental and other expenses	39.33	34.83	5.72	6.13
Payment for work-in-progress	11.06	15.57	-	-
	50.39	50.40	5.72	6.13
Dividend paid				
Major shareholders	1,606.76	-	1,606.76	-
Directors	1.45	-	1.45	-
	1,608.21	-	1,608.21	-

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	17.68	10.97
Associates	533.59	453.62	-	0.42
Joint ventures	25.09	16.24	-	-
Related parties	7.37	8.21	-	-
Total trade accounts and notes receivable - related parties	566.05	478.07	17.68	11.39
Accrued income - related parties				
Subsidiaries	-	-	1.71	2.23
Associates	12.06	10.04	1.75	1.54
Joint ventures	-	4.28	0.21	0.18
Related parties	0.21	-	-	-
Total accrued income - related parties	12.27	14.32	3.67	3.95
Trade accounts and notes payable - related parties				
Associates	52.01	59.29	-	-
Related parties	8.11	7.61	-	0.13
Total trade accounts and notes payable - related parties	60.12	66.90	-	0.13

12 Related party transactions (continued)

d) Amounts due from and advances to related parties

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.77	0.04
Associates (Note 6 e)	3,351.80	5.84	3,285.67	0.21
Joint ventures	0.10	5.01	0.11	0.01
Related parties	-	0.01	-	-
Total amounts due from and advances to related parties	3,351.90	10.86	3,286.55	0.26

The amounts due from and advances to associates included dividend receivable of Baht 3,285.65 million (Note 6 e).

e) Amounts due to and loans from related parties

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.56	0.66
Associates	4.11	2.87	0.60	-
Joint ventures	0.33	-	-	-
Related parties	3.14	3.56	0.03	-
Total amounts due to and loans from related parties	7.58	6.43	1.19	0.66

f) Other assets

	Consolidated		Company	
	31 March 2005 Baht Million	31 December 2004 Baht Million	31 March 2005 Baht Million	31 December 2004 Baht Million
Customer deposits				
Related parties	23.07	31.89	5.38	5.68
Total other assets	23.07	31.89	5.38	5.68

g) Warrants granted to directors (Note 9)

12 Related party transactions (continued)

h) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 31 March 2005 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(2.2)	1.1
Grant II	2003	0.5	(0.2)	0.3
Grant III	2004	0.6	-	0.6
Total		4.4	(2.4)	2.0

Management is currently reviewing the terms and conditions of the special reward program Grant IV.

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 March 2005, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary of Baht 806.60 million (As at 31 December 2004: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to provide consulting and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements at approximately Baht 20.45 million per month (As at 31 December 2004: Baht 20.80 million per month).

13 Current investments

As at 31 March 2005, fixed deposit of Baht 211 million of a subsidiary was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (As at 31 December 2004: Baht 209.88 million).

14 Contingencies and commitments

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Bank commitments

As at 31 March 2005, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 168.67 million, USD 39.80 million, IND 5.00 million and AUD 0.03 million (As at 31 December 2004: Baht 266.71 million and USD 39 million) on a consolidated basis and Baht 29.67 million (As at 31 December 2004: Baht 73.17 million) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in the financial statements.

14 Contingencies and commitments (continued)

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL has deposited an aggregated amount of Rupee 183 million (approximately Baht 155 million) for these tax assessments including deposit for the assessment 2003/04, which is presented as other non current assets in the balance sheet. If, according to the final assessment, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of interest income has been recognized in the income statement.

- ***Tax assessment for the assessment year 1998/99 to 2001/02***

  On 22 March 2004, the Commission of Income Tax Appeals (CIT (A)) passed a partialy unfavourable order for assessment of the assessment years 1998/99 to 2001/02 stating that certain revenues from Indian residents are subject to Indian income tax. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years.

  On 28 May 2004, SATTEL filed an application for a refund of Ruppe 72 million (approximately Baht 61 million) with the Tax Authority in respect of non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund.

  On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income in the total amount of Repee 325 million (approximately Baht 313 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalized by CIT (A).

- **Tax assessment for the assessment year 2002/03**

  The Tax Authority had refunded an amount of Repee 56.0 million (approximately Baht 49.2 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Repee 2 million (approximately Baht 2 million) on 30 October 2004, in respect of the withholding tax paid by the Indian resident customers during such assessment years. No action has been taken by the Tax Authority with respect to the application for additional refund.

  On 16 March 2005, the Tax Authority made an assessment for the assessment year in the amount of Rupee 106 million (approximately Baht 102 million). SATTEL had deposited Rupee 49 million (approximately Baht 42 million) in 2004 and has already filed an appeal against this assessment with CIT (A).

- **Tax assessment for the assessment year 2003/04**

  The Tax Authority had refunded an amount of Rupee 14.6 million (approximately Baht 12.8 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, The Tax Authority has not commenced the tax assessment for the assessment year 2003/04.

The tax consultant in India retained by SATTEL has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of SATTEL at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

14 Contingencies and commitments (continued)

Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM filed appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") that CAM had sufficient loss to carried forward as a tax deduction for the assessed period. Subsequently, the Tax Department had re-audited the various taxes for the said periods.

On 11 April 2005, the Tax Department issued the final tax assessment letter amounting to USD 0.7 million. The penalties and interests were exempted in accordance with a letter from MoEF dated 11 November 2004. During the year 2004, CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) and recognised an accrued expense of USD 0.24 million (approximately Baht 10 million) in these financial statements.

Loan agreement of Lao Telecommunications Company Limited

LTC entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 7 February 2002 of DM 7.35 million (proportion of investment in subsidiary) for the procurement and installation of a rural telecommunication network phase V, and for consulting services. According to the Amended Contract on 28 March 2005, LTC has received an acceptance to LTC's proposal from Lao government, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, amounting to approximately EUR 0.94 million (proportion of investment in subsidiary). LTC recognised the assets and related loan since 2004, amounting to approximately Baht 43.95 million (proportion of investment in subsidiary). The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencing in August 2005 in accordance with the Amended Contract referred to above.

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing period. On 22 October 2004, Loral and the Statutory Committee of Unsecured Creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submitted the aforementioned reorganisation plan and Disclosure Statement to the Court. Currently, the Court is considering the reorganisation plan.

SATTEL and SS/L have entered into the amendment of terms in the iPSTAR-1 satellite construction contract amendment II in respect of the delivery of the iPSTAR-1 satellite, contract value and terms of payment. The amendments have been consented by the iPSTAR lenders. On 1 November 2004, SS/L filed the amended contract with the U.S. Bankruptcy Court for the Southern District of New York for approval, which the Court approved the amended contract on 30 November 2004 and ordered SS/L to comply with the contract to continue with the iPSTAR-1 satellite construction.

14 Contingencies and commitments (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of ITV's Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office ("PMO") pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which are summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must ; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the three-month period ended 31 March 2005 and changed its television program schedules from 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at the Trial Court and Supreme Court level in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of the dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the PMO. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the consolidated financial statements as at 31 March 2005 would be an increase in total liabilities of Baht 912.5 million, a decrease in minority interest of Baht 90.5 million and a decrease in net profit of Baht 102.0 million. The impact on the Company's financial statements as at 31 March 2005 would be a decrease in investment in a subsidiary and net profit for the period of Baht 102.0 million.

Operating lease commitments - where a joint venture company is the lessee

The joint venture has outstanding commitments in respect of aircraft lease agreements which its covers rental arrangement of the six aircrafts amounting to approximately USD 13.5 million (proportion of investment in joint venture). In addition the lease agreements cover maintenance fee, for which the joint venture must pay monthly fee in USD. These maintenance fees vary depending on actual flight hours.

15 Financial Instruments

TAA has entered into a fuel price swap agreement through the parent company of its venturer. This fuel price swap agreement enables TAA to manage exposure to fluctuations in fuel prices. The difference in the amount to be paid or received from the fuel price swap agreement is recorded as part of the cost of services throughout the six-month period of the usage. Gain/loss from fuel price swap agreement is allocated to TAA based on the quantity of fuel consumed by TAA.

16 Presentation of comparative information

The comparative figures have been amended to conform to reclassification in the financial statement for the current period.

17 Subsequent events

a) Increase in share capital of the Group

At the end of March and April 2005, certain warrants issued to directors and employees of the Company, ADVANC and ITV were exercised and these share issues were registered as increased share capital with the Ministry of Commerce in April and May 2005, as detailed below:

Company	Units of exercise (Million)	Share capital increase (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	1.51	2,955.00	2,996.54	6,033.81	6,059.05	-	-
ADVANC	1.17	2,946.15	3,947.35	20,512.02	20,566.53	42.89	42.87
ITV	0.10	6,024.21	6,024.72	(175.00)	(174.96)	53.00	53.00

b) Establishment of subsidiaries

At the Board of Directors' Meeting of SATTEL on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte. Ltd., Singapore. The total registered number of ordinary shares are 20,000 shares with a par value of SGD 1.0 each. The meeting also passed to approve the establishment of IPSTAR Global Services Ltd., Mauritius. The total authorised number of ordinary shares are 20,000 shares with a par value of USD 1.0 each. The entire equity in these companies will be held by SATTEL.

c) To support a recapitalisation process of a subsidiary

Shin Satellite Public Company Limited (SATTEL), a subsidiary of the Company, will receive approval by lenders to the IPSTAR Project within 15 May 2005, to extend the repayment period of loans to the Project for another one year, to allow sufficient time for IPSTAR satellite services to be underway before repayments commence. Such extension will have a positive impact on the operations and cash flow of the IPSTAR Project. This has reflected the confidence of all lenders in the IPSTAR Project. In addition, SATTEL is in the process of raising capital to strengthen its financial position in accordance with the approval of its shareholders as notified to all investors on 22 April 2004.

To provide comfort to lenders and investors regarding the strengthening of SATTEL capital structure, on 13 May 2005, the Board of Directors resolved to support SATTEL's recapitalization process. If the process turns out not to be on schedule, the Company, as a major shareholder of SATTEL, will support SATTEL with up to US$60 million. The Company strongly believes that SATTEL

Overview

SHIN paid out YE04 dividend, totaling Baht 2.00 per share

In 1Q05, the General Shareholders' Meeting of SHIN approved the payment of dividends for the year 2004 using cash from the dividend received from ADVANC. Details of dividend received and paid are as follows:

	Annual dividend		*Less interim dividend*		*Balance*	
	Baht share	*Baht million*	*Baht /share*	*Baht million*	*Baht /share*	*Baht million*
Dividends received ADVANC	*4.75*	*6,003*	*2.15*	*2,717*	*2.60*	*3,286*
Dividends paid	*2.00*	*5,948*	*0.92*	*2,714*	*1.08*	*3,234*
Net						*52*

In 1Q05, SHIN registered additional share capital by 41.4 million shares at the par value Baht 1 each and premium on share capital increased by Baht 924.5 million, resulted to SHIN's paid-up share capital and premium on share capital at Baht 2,995.0 and Baht 6,033.8 million respectively. This was a result of 40.6 million units of exercised warrant (SHIN-W1) at the price of Baht 20.50 each.

Plan to early redeem its debenture

SHIN plans to early redeem its long-term debenture Baht 2,681.9 million for the purpose of reducing the cost of finance.

Business Summary

Wireless Communications Business

Cellular subscribers keep increasing

At the end of 1Q05, ADVANC recorded 15,516,900 cellular phone subscribers, comprising 2,166,400 postpaid (GSM Advance and GSM 1800) subscribers, and 13,350,500 prepaid (1-2-Call!) subscribers. The subscriber base grew by 332,900 or 2.2%, from YE04.

Satellite and International Businesses

Transponder Leasing and Related Business

IPSTAR-1 is now ready for the shipment to the launch site.

The IPSTAR-1 satellite has completely been constructed by Space System Loral (SS/L) and passed the final ground acceptance. IPSTAR-1 is now ready for the shipment to the launch site. SS/L will perform a shipment to the launch site as soon as Arianespace notify the readiness to execute launch operations.

The third series of IPSTAR User Terminal (UT) was launched in this quarter. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Internet Business

As a result of the low personal computer penetration rate and the lack of content in Khmer and Laos, Internet penetration rate in Cambodia and Laos remain low. Most Internet users in Cambodia and Laos are international organizations and tourists, who typically use Internet Cafés. Camshin created its own website in Khmer in order to introduce local content to encourage demand for internet usage.

Telephone Business

The prepaid subscribers of LTC have increased sharply and will soon launch its new promotion campaign focusing more on teenagers.

Both LTC and CamShin have invested in new CDMA networks that will enable them to gain new subscribers from areas previously uncovered by existing systems. The network investment for this technology is comparatively lower than for GSM 900 for a much larger coverage area. SATTEL therefore believes that it will start to see a return on its investment in both countries over the next year.

The use of new IPSTAR trunking technology by LTC to extend its geographical coverage quickly and economically will further serve as a reference for other countries in the region and elsewhere.

Broadcasting Business

Improvement of Ad spending, Audience share and TV Viewer rating

A launch of new program schedules in 2004 resulted in a continuous improvement of ITV's program rating during Prime Time (18.00-22.30). For 2005, ITV's policy is to attract the children and family viewers. ITV introduced new selected programs during the weekend in order to reach this group of viewers.

There was a significant growth in 1Q05 compared to YE04, in terms of market share for advertising income, audience share and public popularity rating for the station.

- ITV's advertisement spending share increased from 16% to 19% and the audience share also increased from 12% to 14%.

- Television viewer rating increased particularly during Prime Time (18.00-22.30) from the average of 2.83 to 3.58.

Airline Business

1Q05, TAA operates on 13 routes both domestic and International and served 1.6 million customers

Thai AirAsia Co., Ltd (TAA) served 1.6 million customers during the first 14 months of its official service since February 2004. TAA currently operates six aircraft on thirteen routes of which eight are domestic routes and five are international routes. In April 2005, TAA operates new international route from Bangkok to Xiamen.

Consumer Finance Business

1Q05, OK's value of loan portfolio was 230,000 accounts, total value of Baht 3,600 million

In 1Q05, Capital OK Co., Ltd (OK) officially launched its credit card service. As at 1Q05, the value of its loan portfolio was approximately 230,000 accounts with a total of Baht 3,600 million which was double compared to YE04. In addition, in 1Q05, OK operates the first branch in Nakorn Patom.

Operating Results

Net profit grew 14.1% compared to 1Q04

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting, media, budget airline and consumer finance. ADVANC, the leading cellular phone service provider and its principal investment (42.89% stake), is not consolidated but is recorded by an equity method. For analytical review purposes, SHIN assessed the operational results and financial position of each major investment separately.

SHIN's selected financial information (the Company only)

Unit: Baht million

	1Q05	% Change QoQ	% Change YoY
Net profit	2,392	9.2%	14.1%
Share of net result	2,435	8.3%	14.3%
Basic EPS (Baht)	0.81	9.0%	13.8%

In 1Q05, SHIN's net profit increased by 9.2% and 14.1%, from 4Q04 and 1Q04 respectively. This was mainly due to:

Share of the net results from investments

In 1Q05, share of the net results from subsidiaries, joint ventures, and associates increased by 8.3% to Baht 2,435 million from Baht 2,248 million in 4Q04, and increased by 14.3% from 1Q04 or from Baht 2,130 million. The main reasons were as follows:

Details of share of the net result **Baht million**

	1Q05		4Q04		1Q04		*% inc (dec)*	
	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	*Compare to 4Q04*	*Compare to 1Q03*
ADVANC	42.89	2,302	42.91	2,108	43.01	2,162	*9.2*	*6.5*
SATTEL	51.38	105	51.40	164	51.48	96	*(36.0)*	*9.4*
ITV	53.00	65	53.01	34	43.22	(8)	*91.2*	*912.5*
OK	60.00	(40)	60.00	(83)	60.00	(5)	*51.8*	*(700.0)*
TAA	50.00	(8)	50.00	(15)	50.00	(21)	*46.7*	*61.9*
OTHERS		11		40		(94)	*(72.5)*	*111.7*
Total		2,435		2,248		2,130	*8.3*	*14.3*

ADVANC: The share of the net result from ADVANC increased by 9.2% from Baht 2,108 million in 4Q04 to Baht 2,302 million in 1Q05 and increased 6.5% from Baht 2,162 million in 1Q04. This increase resulted from the decrease in marketing and administrative expenses. (For more details, see MD&A of ADVANC page 5 -8)

SATTEL: The share of the net result from SATTEL decreased by 36.0%from Baht 164 million in 4Q04 to Baht 105 million in 1Q05. This was mainly due to other income which included a gain from an unwinding and exercising option contract lower than the one in 4Q04. However, the share of net result from SATTEL increased 9.4% from Baht 96 million in 1Q04 due to the decrease in administrative expenses. (For more details, see MD&A of SATTEL page 9-13)

ITV: The share of the net result from ITV increased 91.2 % from Baht 34 million in 4Q04 to Baht 65 million in 1Q05 and increased 912.5% from the net loss of Baht 8 million in 1Q04, as a result of increased revenue since ITV improved their TV Rating. (For more details, see MD&A of ITV, page 14-17)

OK: The share of the net loss from OK decreased 51.8% from Baht 83 million in 4Q04 to Baht 40 million in 1Q05. The decrease in the net loss resulted from higher revenue related to higher value of its loan portfolio. However, the net loss increased sharply from 1Q04 due to the pre-operation during that period.

TAA: The share of the net loss of TAA decreased 46.7% from Baht 15 million in 4Q04 to Baht 8 million in 1Q05, mainly from a decrease in cost of fuel in 1Q05 lower than the one in 4Q04. The share of the net loss decreased 61.9% from Baht 21 million in 1Q04 due to the first formal operation during that period.

Financial Position

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 4 million from Baht 36,535 million as of December 31, 2004 to Baht 36,539 million as of March 31, 2005. Although SHIN had cash in from additional share capital in the amount of Baht 843 million in 1Q05, these were resulted from warrant SHIN-W1. Also, there was an increase from net profit in the amount of Baht 2,392 million but SHIN's retained earnings decreased Baht 3,234 million due to the dividend payment.

Cash Flow

In 1Q05, SHIN had a net cash outflow from operating activities in the amount of Baht 3 million compared to Baht 56 million in 1Q04 due to the compensation payment under the shareholder agreement of the investment in TMC in 1Q04.

SHIN had a net cash inflow from financing activities in the amount of Baht 843 million mainly from the exercise of warrant SHIN-W1, which was issued and offered in 2002.

Capital Structure and Liquidity

Liquidity ratio and D/E ratio is in a good condition

SHIN's liquidity ratio dropped to 1.92x as of March 31, 2005, from 34.36x as of December 31, 2004, due to the dividends receivable and payable in 1Q05, in the amount of Baht 3,286 million and Baht 3,234 million respectively. However, those accounts were cleared in April 2005. As a result, the liquidity ratio recover to the same amount as the year ended 2004.

The debt to equity ratio was 0.17x as of March 31, 2005 which was considered enough for other potential investments.

Support the capitalization plan of SATTEL

SATTEL will receive approval by lenders to the IPSTAR Project within 15 May 2005, to extend the repayment period of loans to the Project for another one year, to allow sufficient time for IPSTAR satellite services to be underway before repayments commence. Such extension will have a positive impact on the operations and cash flow of the IPSTAR Project. This has reflected the confidence of all lenders in the IPSTAR Project. In addition, SATTEL is in the process of raising capital to strengthen its financial position in accordance with the approval of its shareholders as notified to all investors on April 22, 2004.

To provide comfort to lenders and investors regarding the strengthening of SATTEL capital structure, on 13 May 2005, the Board of Directors resolved to support SATTEL's recapitalization process. If the process turns out not to be on schedule, SHIN, as a major shareholder of SATTEL, will support SATTEL with up to US$60 million. SHIN strongly believes that SATTEL can successfully execute the public offering of new shares; therefore, this support will not significantly impact the financial position of SHIN.

Advanced Info Public Company Limited and Subsidiaries

Overview

Net profit of 1Q05 rose 9.2% despite of a decline of revenue due mainly to lower SG&A

As at 1Q05, the Company and its subsidiaries (the Group) had the total of 15,516,900 mobile phone subscribers, comprising of 2,166,400 postpaid subscribers on GSM Advance and GSM 1800 and 13,350,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 332,900 or 2.2% due mainly to an increase in 1-2-Call! subscribers.

The Group recorded the net profit of Baht 5,369 million for 1Q05, a 9.2% increase over previous quarter despite of a decline of Baht 699 million, or 2.9%, in total revenues. The profit increase was principally owing to lower marketing spending and lower administrative expense.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	1Q05	% Change QoQ	% Change YoY
Total Revenue	23,722	(2.9%)	(1.5%)
Total Cost	12,994	(5.5%)	0.3%
Gross Margin	10,729	0.5%	(3.5%)
SG&A	2,382	(16.6%)	(11.0%)
Net Profit	5,369	9.5%	6.7%
Diluted EPS (Baht)	1.82	9.6%	6.4%

Total Revenue

The Group generated total revenue of Baht 23,722 million in 1Q05, down 2.9% from that of 4Q04 and down 1.5% from that of 1Q04 resulting from the decline of both services revenue and sales revenue.

Revenue from services and equipment rentals

Lower service revenue resulted from a decline of usage per subscriber

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 1Q05, mobile service revenue was Baht 21,186 million, decreased by 1.6% from that of 4Q04 due mainly to the lower usage per subscriber of both GSM ADVANCE and 1-2-Call! service. When compared to 1Q04, service revenue increased by 1.7%.

Revenue from sales

Lower sales volume resulted in lower sales revenue

Handset and accessory sales were major components in revenue from sales. In 1Q05, sales revenue were Baht 2,537 million, dropped by Baht 358 million or 12.4% from 4Q04 and dropped by Baht 706 million or 21.8% compared to 1Q04. The decrease in handset sales came from lower sales volume.

Total Cost

Total cost was Baht 12,994 million in 1Q05, decreased by Baht 750 million or 5.5% from that of 4Q04 and slightly increased by 0.3% from that of 1Q04 as a result of:

Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 5,823 million in 1Q05, down 0.7% from 4Q04 mainly from lower network maintenance. When compared to 1Q04, it rose by 8.0%.

Concession fee and excise tax

Concession fee and excise tax were Baht 4,950 million in 1Q05, slightly decreased from previous quarter but increased 0.5% by comparison with 1Q04.

The decline in concession fee and excise tax was in-line with the decrease in revenue from mobile services.

Cost of Sales

Cost of sales was Baht 2,220 million, decreased by Baht 547 million or 19.8% from that of 4Q04 and decreased by Baht 416 million or 15.8% compared to 1Q04.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in marketing spending and donation in 4Q04

Total selling and administrative expenses (SG&A) were Baht 2,382 million in 1Q05, accounted for 10.0% of total revenue. The SG&A decreased by Baht 475 million or 16.6% from that of 4Q04, and decreased by Baht 293 million or 10.9% from that of 1Q04. The change of SG&A was principally because a drop of marketing expense totaling of Baht 320 million from last quarter addition to the donation to Tsunami victims totaling Baht 120 million in 4Q04.

Income Tax

Higher Income tax from 4Q04 resulted from lower cost and SG&A

In 1Q05, corporate income tax was Baht 2,732 million up by Baht 232 million or 9.3% from that of 4Q04 resulting from the decrement in cost and SG&A. Compared to 1Q04, it decreased by Baht 300 million or down 9.9%.

Net Profit

As aforesaid, net profit in 1Q05 rose by 9.2% from that of 4Q04, and rose by 6.7% compared to 1Q04.

Financial Position

Asset

Total Asset increased by 5.7% from YE04 from an increase in cash and cash equivalent

At the end of this quarter, total assets were Baht 128,134 million, increased by Baht 6,966 million or 5.7% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 21.2% and 78.8% respectively.

Table 2: Major assets component

	31 March 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	27,190	21.2%	19,118	15.8%
Plant, Property and Equipment, net	9,702	7.6%	10,162	8.4%
Assets under concession agreements, net	75,473	58.9%	75,656	62.4%
Other non current assets	15,769	12.3%	16,230	13.4%

Current Assets

As at March 2005, current assets considerably increased by Baht 8,072 million or up 42.2% from YE04. This was mainly from the significant increment of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 17,644 million, which was reserved for the payment of dividends in April 2005.

Liabilities

Total liabilities increased 17.2 % from YE04 resulted from dividend payable

Total liabilities were Baht 62,232 million at end of 1Q05, increased by Baht 9,152 million or 17.2% from YE04. This was due principally to dividend payable of Baht 7,653 million.

Table 3: Major liabilities component

	31 March 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	26,236	42.1%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax[1]	7,888	12.7%	7,017	13.2%
Long-term borrowings and debentures, net[2]	27,995	45.0%	29,521	55.6%
Other non-current liabilities	113	0.2%	119	0.2%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year.

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

Other Current Liabilities

As at March 2005, the Group had an increase in other current liabilities excluding dividend payable Baht 2,160 million or up 13.1% from YE04; and corporate tax payable increased Baht 2,251 million.

Concession right payable, accrued concession fee and excise tax

As at March 2005, the concession right payable, accrued concession fee and excise tax within 1 year presented Baht 7,888 million, were up by Baht 871 million or 12.4%. Due to the schedule of annual concession fee payment in November of each year, so the balance of accrued concession fee as of YE04 was not as much as that of the second quarter and the third quarter of each year.

Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 27,995 million, a decrease of Baht 1,526 million or 5.2% from YE04. During the three-month period ended March 2005, the Group made total repayment of Baht 1,500 million of long-term debentures. As at March 2005, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 4,042 million and the portion over 1 year of that amounting of Baht 23,953 million.

Shareholders' Equities

Total Equities rose by 3.2% from YE04 resulted from net income

As at March 2005, the Group had total equity of Baht 65,902 million, declined by Baht 2,185 million or 3.2% from YE04; as a result of the net income in 1Q05 Baht 5,369 million. The Company declared the second payment of dividends at 2.60 baht per share totaling Baht 7,653 million addition to an interim dividend payment on 9 September 2004 at the rate of 2.15 baht per share. As a result, the total of dividend payment from the net operating result of YE04. was 4.75 baht per share.

During the 1Q05, by the regulation of SEC, the Company took a capital reserve for treasury stock of Baht 83 million apart from inappropriate retained earnings. In addition, the additional issued and fully paid-up share capital as at end of 1Q05 increases subject to an exercise of ESOP totaling 0.96 million shares. The Company presents advanced receipt of Baht 50 million.

A subsidiary recognized a fair value reserved of available for sale – securities of Baht 12 million as unrealized gain in Shareholder's Equity.

Liquidity

For the period of 1Q05, the Group's consolidated net cash flow increased by Baht 8,250 million principally resulting from net cash inflow from operating activities of Baht 13,434 million. A part of the increment of cash flow was invested in short-term investment to earn more interest than saving in commercial bank. Net cash outflow from investing activities was Baht 3,731 million rising from Baht 2,804 million, compared to the same period of prior year. This was mainly from network expansion investment. In addition, net cash outflow from financing activities was Baht 1,453 million from the repayment of long-term debentures amounting Baht 1,500 million.

Shin Satellite Public Company Limited and Subsidiaries

Overview

Net Profit increased by 5.5% over Q1/04

Shin Satellite Plc and its subsidiaries reported operating profit for Q1/05 of Baht 241 million and consolidated sales and service income of Baht 1,229 million. Net profit of Q1/05 was Baht 201 million, an increase of 5.5% from Q1/04.

The Company's total shared net income from its associate, CS Loxinfo (CSL), was Baht 13 million. CSL became an associate company when it made an initial public offering (IPO) in April 2004; as a result, the Company no longer recognizes the results of CSL as a fully consolidated subsidiary and since Q2/04 uses the equity method. The situation will rectify itself from Q2/2005, when direct comparisons with 2004 will be a clearer comparison of year on year performance.

On April 11, 2005, the Company received a dividend from CSL of Baht 62 million for the performance of 2nd half of 2004, thus, total dividend received from CSL for the year 2004 performance was Baht 100 million.

Business Summary

Transponder leasing and related business

The economic upturn in Asia Pacific has driven up the demand for transponders in the region. However, the oversupply in the market still exists. We anticipate price pressure in some markets. The Company's main market is in Indochina and we foresee an increase in transponder leasing rates in this area for the use of various applications such as Rural Telephony, Internet and DTH.

Regarding the progress of the IPSTAR-1 satellite, the Satellite has completely been constructed and passed the final ground acceptance. IPSTAR-1 is now ready for the shipment to the launch site and is stored at Space System Loral (SS/L). The Company will instruct SS/L to deliver the satellite to the launch site as soon as Arianespace notifies its readiness to execute launch operations.

Launch UTs ASIC series that lower cost and improve capability

The ASIC series of IPSTAR User Terminal (UT) was launched in this quarter. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Internet Business

As a result of the low personal computer penetration rate and the lack of content in Khmer and Laos, Internet penetration rate in Cambodia and Laos remain low. Most Internet users in Cambodia and Laos are international organizations and tourists, who typically use Internet Cafés. Camshin created its own website in Khmer in order to introduce local content to encourage demand for internet usage.

Telephone Business

Prepaid subscriber continuously increase since LTC focusing more on low end market

There are a lots of cheap secondhand handsets from Thailand being sold in Laos today. This makes mobile phones more affordable for the low end market. Therefore, LTC has an opportunity to expand its customer base to cover more in this segment (esp. teenagers) by lowering the price of SIM Cards. As a result, prepaid subscribers has been increasing since last year and continue to increase this year. LTC will soon launch its new promotion campaign focusing more on teenagers.

Both LTC and CamShin have invested in new CDMA networks that will enable them to gain new subscribers from areas previously uncovered by existing systems. The network investment for this technology is comparatively lower than for GSM 900 for a much larger coverage area. The Company therefore believes that it will start to see

a return on its investment in both countries over the next year. The use of new IPSTAR trunking technology by LTC to extend its geographical coverage quickly and economically will further serve as a reference for other countries in the region and elsewhere.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Auditor Report		Conso CSL	
	Q1/2005	Q1/2004	Q1/2005	Q1/2004
Sales and service income	1,229	1,483	1,700	1,483
Cost of sales and services	815	918	1,072	918
SG&A expenses	174	292	360	292
EBIT*	241	273	268	273
EBITDA**	563	618	647	618
Share of net results from associate	13	0.1	0.2	0.1
Net profit	201	191	201	191
EPS (Baht)	0.23	0.22	0.23	0.22

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for Q1/2004 include consolidated sales and service income of CSL and TMC.

The Company reported consolidated sales and service income for Q1/2005 of Baht 1,229 million, a decrease of Baht 253 million or 17.1% compared to Q1/2005. This was attributable to a drop in revenue from the Internet business because of the use of the equity method to recognize the performance of CSL whereas there was an increase in revenue from IPSTAR service and telephone business.

If revenue for Q1/2005 of the CSL group was included, the Company would have consolidated sales and service income of Baht 1,700 million, an increase of Baht 217 million or 14.6% from the same period last year. This was substantially due to an increase in revenue from telephone business, directory business, as well as the satellite business.

Telephone Network Services

Revenue from the telephone network business in Q1/2005 was Baht 460 million, an increase of Baht 120 million or 35.2% compared to Baht 340 million for Q1/2004. Prepaid mobile phone subscribers of LTC and Camshin have been increasing continuously due to network coverage growth and marketing campaigns. In the case of LTC, prepaid subscribers are increasing substantially, up 150% from the end of Q1/2004. This is largely due to the expansion of the customer base to the low-end market, especially teenagers, as mentioned previously

Satellite Transponder Leasing and Related Services

Uts revenues go up by 107% over

Revenue from transponder and related services in Q1/2005 was Baht 755 million, an increase of Baht 16 million or 2.3% compared to Baht 739 million for the same period last year. This was because of an increase in revenue from IPSTAR services of Baht 92 million or 107.0% from Baht 86 million in Q1/2004 to Baht 178 million in Q1/2005, reflecting an increase in the sales on IPSTAR User Terminals (UT). This was offset by a decrease in revenue from transponder leasing services of Baht 76 million or 11.6% from Baht 653 million in Q1/2004 to Baht 577 million in Q1/2005, due to the Baht appreciation of around 0.43 Baht/USD.

Internet Services

Revenue from the Internet business in Q1/2005 was Baht 14 million, a decrease of Baht 343 million or 96.0% compared to Baht 357 million for Q1/2004. This was because consolidated sales and service income of Q1/2004 still included revenue from the CSL group. Since Q2/04 the Company has not consolidated CSL revenue because of the use of the equity method to recognize CSL's performance after the Company lowered its ownership to 40.02%.

If the Company were to consolidate revenue from CSL to allow a better comparison with the same period last year, Internet revenue in Q1/2005 would have been Baht 352 million, a decrease of 1.4% from the same period last year.

Cost of Sales and service

Cost of sales decreased 11.2% due to exclusion of cost of CSL

The Company reported total costs for Q1/2005 of Baht 815 million, a decrease of Baht 103 million or 11.2% compared to Baht 918 million in Q1/2004, as a result of the use of the equity method to recognize the performance of CSL. Cost accounted for 66.3% of sales and service income, rising from 61.9% in Q1/2004.

If costs of the CSL group were included, the Company's consolidated cost of sales and service in Q1/2005 would be Baht 1,072 million, an increase of 16.8% from the same period last year.

Internet Services

Costs associated with the Internet business were Baht 12 million, a decrease of 94.7% compared to the same period last year (Q1/2004: Baht 219 million). This was mainly because in Q1/2004 the Company still included costs from CSL in its consolidated cost of sales and services.

If CSL's costs were included, the consolidated cost of providing Internet services in Q1/2005 would be Baht 237 million, an increase of 8.2% from last year, as a result of an increase in leased line costs in relation to the expansion of the broadband customers and in order to maintain a high level of service quality.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 574 million, an increase of 12.7% from Baht 509 million in Q1/2004. This comprises the cost of providing IPSTAR service of Baht 204 million, an increase of 83.8%, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 370 million, which decreased by 7.0% due to around Baht 10 million and a corresponding drop in the concession fee in accordance with lower transponder service revenue.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 229 million, an increase of 38.5% from Baht 165 million for Q1/2004. This was because of an increase in amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of

Q1/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.

Selling and Administrative Expenses

SG&A was Baht 174 million in 2004, a decrease of Baht 118 million, or 40.4% compared to Baht 292 million in Q1/2004. This was due to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method. Moreover, in this quarter the Company was able to sell UTs that had previously been provisioned as obsolete. As a result, the provision was reversed. SG&A decreased accordingly by Baht 22 million compared to the same period last year. Marketing expenses also declined in this quarter compared to the same quarter last year, since early in the previous year the Company launched the IPSTAR Branding Program to introduce IPSTAR to and underscore the service in the market. This quarter, the Company set doubtful debt provisioning for Thaicom customer of Baht 34 million, which is considered a reasonable level.

If we were to consolidate the CSL group's SG&A, there would be an increase in SG&A for Q1/2005 to Baht 360 million, increased by Baht 68 million or 23.3%. This was because of an increase in marketing and promotion expenses of CSL, for its internet and broadband businesses.

Interest Expense

Interest expense was Baht 41 million, an increase of Baht 9 million or 28.1% compared to Baht 32 million in Q1/2004. This was due to an upward trend of interest rate as well as an increase in Camshin's loans, which were used to support its network expansion.

Loss on Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 0.6 million from foreign exchange in Q1/2005, while recorded a gain of Baht 21 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 13 million, up from Baht 0.1 million in the same period of 2004. This was due to continued good performance of CSL and its recognition in this line of the financial statement using the equity method instead of consolidation.

Income Tax Expense

Reflecting a slight decline in profit, income tax expense was Baht 52 million in Q1/2005, a decrease of Baht 0.2 million from Q1/2004.

Financial Position

At the end of Q1/2005, the Company reported total assets of Baht 28,077 million, increased from the end of 2004 by Baht 490 million or 1.8%. Investment in the IPSTAR project and the expansion of the telephone networks in Cambodia and Laos accounted for this increase. CSL's net assets were presented as an investment in an associate.

Table 2: SATTEL's Asset Components

Asset	March 31, 2005 (Auditor Report)		December 31,2004 (Auditor Report)		March 31, 2005 (Conso CSL)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,910	10.4	2,726	9.9	4,747	15.8
Investment in associates	710	2.5	759	2.8	3.8	0.01
PP&E Net	20,171	71.8	19,638	71.2	20,497	68.1
PP&E under the concession agreement, net	3,758	13.4	3,933	14.3	3,828	12.7

At the end of Q1/2005, the Company had a current ratio of 0.46 times, up from 0.44 at the end of 2004. This was positive, and due to dividend received from CSL while current liabilities remained unchanged.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q1/2005, the Company's "investment in associate" was Baht 710 million, down from Baht 759 million at the end of 2004, as a result of the dividend payment made by CSL.

PPE at the end of Q1/2005 was Baht 20,171 million, an increase of Baht 533 million from Baht 19,638 million at the end of last year. This was attributable to an increase of Baht 527 million in assets under construction, namely the IPSTAR project (Q1/2004: Baht 15,840, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of CamShin of approximately Baht 294 million (Q1/2004: Baht 2,310, 2004: Baht 2,016 million). PPE was depreciated by Baht 141 million in this quarter. The Company depreciates assets using the straight line method.

PPE under the concession agreement (which refers to the Thaicom satellites) at the end of Q1/2005 was Baht 3,758 million, a decrease of baht 175 million from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 175 million. Note that after launching and in-orbit testing of the IPSTAR satellite, the Company will transfer the title of the satellite to the Ministry of Information and Technology and the investment in IPSTAR project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of Q1/2005 was Baht 16,607 million, an increase of Baht 297 million from Baht 16,311 million at the end of 2004. This was substantially accounted for by the IPSTAR project. The Company's paid up capital increased from Baht 4,384 million at the end of 2004 to Baht 4,387 million because of the exercise to purchase shares under the Employee Stock Option Plan (ESOP). In addition, the Company had retained earnings of Baht 2,367 million, an increase of Baht 201 million from the profit incurred in this period. Thus, Shareholders' equity was Baht 9,350 million at the end of this quarter. Total borrowing to equity at the end of 2004 was 1.78 times, which is considered manageable for a Company that is investing in a huge project like IPSTAR, and which receives financing support from financial institutes.

The Company's cash flow from operations for Q1/2005 was Baht 468 million. Net cash outflow used for investing activities was Baht 682 million, mainly for the IPSTAR project and the expansion of the Indochina telephone networks. Net cash inflow from financing was Baht 269 million, mostly from financial institutes supporting the IPSTAR project as well as network expansion in Cambodia. The Company had ending cash at Baht 1,033 million on March 31, 2005, which it considers to be adequate for working capital and a rather good level of liquidity.

ITV Public Company Limited

Overview

New weekend programs to reach children group and family viewers

A launch of new program schedules in 2004, including news, Thai drama and entertainment varieties, resulted in the Company's program rating during Prime Time (18.00-22.30 hr.) improved continuously. For 2005, the Company's policy is to approach children and family viewers. The Company introduced new selected programs during weekend in order to reach the mentioned viewer group. The new programs started in 1Q05 are as follows:

Program	Date	Time	Program Type	Produced By
Wai Zon Club	Sat	7.30-8.00	Provides children, youth and family members with selected edutainment varieties including various interactive activities	Kantana
Cartoon Club	Sat-Sun	8.00-9.30	3 cartoon programs with creative activities for cartoon fans	EFF Co., Ltd.
Asian Series	Sat-Sun	12.00-13.00 17.30-18.00	International Series	ITV
Krai Rak Krai Hua Jai Trong Kan	Sun	14.00-15.00	Variety	How Come Entertainment
Duan Puan Jor	Sat	16.30-17.30	Variety	Kantana
You Know Me (A Little Go)	Sat	20.40-21.40	Variety	Born Operation

There was a significant growth in 1Q05 compared to the end of year 2004, in terms of market share for advertisement spending, audience share and public popularity rating for the station.

- The Company's advertisement spending share increased from 16% in 2004 to 19% in this quarter. The audience share also increased from 12% to 14%.

- Television viewer rating increased particularly during Prime Time (18.00-22.30 hr.) from the average of 2.82 in 2004 to 3.58 in this quarter.

Net profit Baht 162 million increased by 57.6% and 574.9% when compared to 4Q04 and 1Q04

The Company reported a net profit of Baht 162 million this quarter, increased from a net profit of Baht 103 million and Baht 24 million in 4Q04 and 1Q04 respectively. This is primarily due to the growth rate of the revenue which increased more than that of the total expenses. Earning per share in this quarter is equal to Baht 0.13.

Analysis of Operation Results (Consolidated Financial Statements)

Financial Highlight:

Unit: Baht Million

	1Q05	4Q04	% Change QoQ	1Q04	% Change YoY
Total Revenue	568	480	18.3%	450	26.1%
Cost of Services	216	219	-1.4%	234	-7.7%
SG&A Expenses	127	93	36.2%	123	3.3%
Concession Fee	58	58	-	58	-
Interest Expenses	5	7	-28.1%	12	-53.2%
Net Profit (Loss)	162	103	57.6%	24	574.9%
EPS (Baht)	0.13	0.09	0.04	0.02	0.11

Total Revenues

The growth of the Company's advertising revenue was higher than the growth rate of the industry

The Company's total revenues continued to increase, showing a 18.3% and 26.1% rise from 4Q04 and 1Q04 respectively. Total revenues were generated from two major sources, which are:

Advertising Income

In this quarter, the advertising income amounted to Baht 466 million, a 22.2% increase from the previous quarter, and outperformed the advertising spending of industry which decelerated by 2%. When compared to the same period of last year, the Company's advertising income growth was 38.9% better than the industry growth rate of 3%.

Airtime Rental

The Company's airtime rental in this quarter totaled Baht 101 million, a 2.6% increase from the previous quarter, but down 11.3% when compared to 1Q04. Such decrease resulted from limited rental programs during Prime Time (18.00-22.30 hr.).

Cost of Services and Selling & Administrative Expenses

Total costs and SG&A were increasing at a slower rate than the growth of revenue

In 1Q05, the Company's cost of services and selling & administrative expenses totaled Baht 343 million increased 9.8% from 4Q04 and decreased 3.9% from 1Q04 due to:

Costs of Services

In this quarter, the Company's cost of services was slightly decreased by 1.4% from the previous quarter and decreased 7.7% from 1Q04 mainly due to a reduction in programming costs brought by changes in production scheme from "Hired Production Basis" to "Time Sharing Basis".

Selling & Administrative Expenses (SG&A)

The Company's SG&A increased by Baht 34 million, or 36.2% from the previous quarter due to the 21 employees compensation under the judgment of the Supreme Court have been recorded, and the increase in bad debt provision which was in line

with the expanded advertisement sales.The Company's SG&A rose by Baht 4 million or 3.3% when compared to 1Q04.

Interest Expenses

Interest expenses in 1Q05 reduced by 28.1% and 53.2% from 4Q04 and 1Q04 respectively, resulted from the early payments of some existing loans. This brought down the Company's long-term loan from Baht 640 million in 4Q04 and Baht 806 million in 1Q04 to Baht 440 million in this quarter.

Net Profit

The Company posted Baht 162 million in net profit for this quarter, increased by 57.6% and 574.9% from 4Q04 and 1Q04 respectively. The profit was mainly derived from an increase in revenues while costs and SG&A were increasing at a slower rate.

Analysis of Financial Position (Consolidated Financial Statements)

Assets

At the end of March 31, 2005, the Company's total assets amounted to Baht 2,982 million, a slight reduction of Baht 7 million, or 0.2% from year-end 2004. Current assets and non-current assets accounted for 23.7% and 76.3% of total assets respectively. Total assets comprised:

	March 31, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Cash and Cash Equivalents	134	4.5%	152	5.1%
Accounts Receivable	379	12.7%	340	11.4%
Other Current Assets	195	6.5%	183	6.1%
Net Assets under Concession	2,263	75.9%	2,288	76.9%
Other Non-current Assets	11	0.4%	11	0.4%

Current Assets

At the end of March 31, 2005, the Company's current assets were up by Baht 33 million mainly because of an increase in accounts receivable.

Non - Current Assets

The Company's non-current assets declined by Baht 26 million, mostly resulting from a decline in the net amount of concession assets after amortization.

Liabilities

Total liabilities stood at Baht 1,172 million, dropped by Baht 155 million, or 11.7% from the end of year 2004. The decline resulted from a reduction of long-term loan

outstanding caused by an early payments made possible by excess liquidity from profitable operation. Liabilities comprised:

	March 31, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Liabilities	Amount (Btmn)	% of Total Liabilities
Current Portion of Long-Term Loan	72	6.1%	72	5.4%
Concession Payable	508	43.3%	450	33.9%
Other Current Liabilities	224	19.1%	238	17.9%
Long-term Loan	368	31.4%	568	42.8%

The Company strengthened its capital structure and financial position, which improved D/E Ratio from 0.81 in last year to 0.65 in this quarter.

Shareholders' Equity

At the end of March 31, 2005, the Company's total shareholders' equity was Baht 1,810 million, an increase of Baht 163 million from the end of year 2004. The increase resulted from a net profit of Baht 162 million and a capital injection from the exercise of warrant under the employee stock options plan. The debt to equity ratio improved from 0.81 at the end of 2004 to 0.65 at the end of March 2005.

Liquidity

At the end of March 31, 2005, the Company's net cash flow declined by Baht 78 million from the end of 2004 due to:

- A Baht 99 million decline in net cash flow from financing due to Baht 100 million higher loan repayments enhanced by the improved operating cash position during the year as well as new capital injection from the exercise of warrant under the employee stock options plan.
- A Baht 14 million decline in cash outflow from investments caused by lower program production costs.
- Baht 14 million increase in cash inflow from operation due to a better operating performance.